Exhibit 12

CB RICHARD ELLIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2009	2010
Income (loss) from continuing operations before provision for income taxes	$358,385	$523,017	$592,389	$(1,025,679)	$(645)	$(77,611)	$141,331
Less: Equity income (loss) from unconsolidated subsidiaries	38,425	33,300	64,939	(80,130)	(34,095)	(18,252)	11,333
Income (loss) from continuing operations attributable to non-controlling interests	2,163	6,120	11,875	(54,198)	(60,979)	(47,819)	(26,962)
Add: Distributed earnings of unconsolidated subsidiaries	24,997	29,384	117,196	23,867	13,509	7,838	14,065
Fixed charges	103,995	120,963	220,213	236,533	278,379	214,055	194,806

Total earnings (loss) before fixed charges	$446,789	$633,944	$852,984	$(630,951)	$386,317	$210,353	$365,831

Fixed charges:
Portion of rent expense representative of the interest factor (1)	$40,328	$42,109	$57,222	$69,377	$59,978	$48,509	$44,984
Interest expense	56,281	45,007	162,991	167,156	189,146	136,291	149,822
Write-off of financing costs	7,386	33,847	—	—	29,255	29,255	—

Total fixed charges	$103,995	$120,963	$220,213	$236,533	$278,379	$214,055	$194,806

Ratio of earnings to fixed charges	4.30	5.24	3.87	N/A (2)	1.39	0.98 (3)	1.88

(1)	Represents one-third of operating lease costs, which approximates the portion that relates to the interest portion.
(2)	The ratio of earnings to fixed charges was negative for the year ended December 31, 2008. Additional earnings of $867.5 million would be needed to have a one-to-one ratio of earnings to fixed charges.
(3)	The ratio of earnings to fixed charges was less than one for the nine months ended September 30, 2009. Additional earnings of $3.7 million would be needed to have a one-to-one ratio of earnings to fixed charges.